Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5
For more information, please see Kinross’ 2013 year-end Financial Statements and MD&A at www.kinross.com
NEWS RELEASE
Kinross reports 2013 fourth-quarter and year-end results
Company achieves record full-year production with all-in sustaining cost below guidance

Toronto, Ontario – February 12, 2014 – Kinross Gold Corporation (TSX: K, NYSE: KGC) today announced its results for the fourth quarter and year-ended December 31, 2013.
(This news release contains forward-looking information about expected future events and financial and operating performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 11 of this release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted. The comparative figures have been recast to exclude Fruta del Norte and Crixás.)

Highlights:

●
Production1: 646,234 gold equivalent ounces (Au eq. oz.), compared with 724,510 ounces in Q4 2012. Full-year production was within increased guidance, and exceeded original guidance, at 2,631,092 Au eq. oz., compared with 2,617,813 Au eq. oz. for full-year 2012.

●	Revenue: $877.1 million, compared with $1,186.9 million in Q4 2012. Full-year revenue was $3,779.5 million, compared with $4,307.3 million for full-year 2012.

●
Production cost of sales2: $765 per Au eq. oz., compared with $686 in Q4 2012. Full-year production cost of sales was at the lower end of guidance at $743 per Au eq. oz., compared with $705 per Au eq. oz. for full-year 2012.

●
All-in sustaining cost2: $1,169 per Au oz. sold, compared with $953 in Q4 2012. Full-year all-in sustaining cost was below guidance at $1,063 per Au oz., compared with $1,079 per Au oz. for full-year 2012.

●
Adjusted operating cash flow2: $222.8 million, or $0.19 per share, compared with $505.3 million, or $0.44 per share, in Q4 2012. Full-year adjusted operating cash flow was $1,149.6 million, or $1.01 per share, compared with $1,527.0 million, or $1.34 per share, for full-year 2012.

●
Adjusted net earnings (loss)2, 3: a loss of $25.1 million, or $0.02 per share, in Q4 2013 compared with adjusted earnings of $280.5 million, or $0.25 per share, in Q4 2012. Full-year adjusted net earnings were $321.2 million, or $0.28 per share, compared with net earnings of $886.2 million, or $0.78 per share, for full-year 2012.

●
Reported net loss3: $740.0 million, or $0.65 per share, compared with net loss of $2,984.9 million, or $2.62 per share, in Q4 2012. The Q4 reported net loss includes an after-tax non-cash impairment charge of $544.8 million, primarily comprised of property, plant and equipment at Maricunga. Full-year reported net loss was $3,012.6 million, or $2.64 per share, compared with a net loss of $2,546.2 million, or $2.24 per share for full-year 2012.  Reported net loss for the full year also includes an after-tax non-cash impairment charge of $2,289.3 million, previously reported on July 31, 2013.

●
Average realized gold price: $1,268 per Au oz., compared with $1,707 per Au oz. in Q4 2012. The average realized gold price per ounce was $1,402 for full-year 2013, compared with $1,643 per ounce for full-year 2012.

●	Capital expenditures: $1.26 billion, $140 million below the Company’s updated guidance, and approximately $340 million below the original capital expenditure guidance provided on February 13, 2013.

●
Mineral reserves and resources: Proven and probable mineral reserve estimates at year-end 2013 were 39.7 million ounces of gold, compared with 59.6 million ounces at year-end 2012, reflecting divesture of Fruta del Norte (FDN), depletion, and the Company’s adoption of a fully-loaded costing methodology for estimating year-end mineral reserves. This methodology has resulted in a 14% increase in overall gold grade in the Company’s estimated mineral reserves, including increased grades at eight of nine operating mines, and an expected increase in near-term cash flow. The new methodology does not currently sterilize known mineralization.

●
Outlook: Kinross expects to produce approximately 2.5-2.7 million Au eq. oz. in 2014 at a production cost of sales per Au eq. oz. of $730-780. All-in sustaining cost of sales per Au eq. oz. is expected to be $950-1,050 for the year. Total capital expenditures are forecast to be approximately $675 million, a reduction of approximately $585 million compared with 2013 expenditures.

●	Tasiast feasibility study: The study remains on schedule for expected completion in Q1 2014 and the Company expects to provide highlights of the results in April.

●	Exploration: The Company’s 2013 exploration program delivered encouraging drill results from targets at Tasiast, La Coipa, Chirano, Kupol and Dvoinoye.

1 Unless otherwise stated, production figures in this news release are based on Kinross’ 90% share of Chirano production. Prior year production figures have been adjusted to exclude Crixás due to its sale in Q2 2012.
2 These figures are non-GAAP financial measures and are defined and reconciled on pages 13 to 16 of this news release.
3 Net earnings (loss) figures in this release represent “net earnings (loss) from continuing operations attributable to common shareholders”.

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

CEO Commentary

J. Paul Rollinson, CEO, made the following comments in relation to 2013 year-end and fourth-quarter results:

“Operational excellence, combined with a focus on financial discipline and a strong balance sheet, underpinned Kinross’s solid performance in 2013. The fourth quarter of 2013 marked our sixth consecutive quarter of strong operational results. As a result, we produced a record 2.63 million gold equivalent ounces in 2013, exceeding our original production guidance, and within our updated guidance. We also reduced our all-in sustaining cost to $1,063 per ounce, which not only beat guidance, but was below our all-in sustaining cost for 2012.

“Part of our ‘quality over quantity’ strategy in 2013 included a rigorous mine plan optimization program, which applied a fully-loaded costing methodology to all of our operating sites in preparing our year-end mineral reserves estimates. The result is a reduction in proven and probable mineral reserves, primarily at Paracatu, but an increase in the value of our reserves, with higher grades and greater near-term cash flow expected at operations across the Company.

“We are forecasting another solid year of production in 2014, with Dvoinoye, our new low cost, high-grade mine, coming fully on-stream. Our focus on cost control is expected to further reduce our all-in sustaining cost. Capital expenditures, which were $140 million below our revised guidance in 2013, are expected to be further reduced by more than $585 million this year. Backed by a strong balance sheet and healthy liquidity, we enter 2014 committed to maintaining our record of financial discipline and solid operational performance.”

Financial results

Summary of financial and operating results

		Three months ended		Years ended
		December 31,		December 31,
	(in millions, except ounces, per share amounts, and per ounce amounts)	2013	2012	2013	2012
	Total gold equivalent ounces(a)(e) - Produced (c)	653,805	733,117	2,658,632	2,678,131
	Total gold equivalent ounces(a)(e) - Sold (c)	691,300	695,934	2,697,093	2,654,107
	Gold equivalent ounces from continuing operations (a)(d) - Produced (c)	653,805	733,117	2,658,632	2,647,137
	Gold equivalent ounces from continuing operations (a)(d) - Sold (c)	691,300	695,934	2,697,093	2,621,343
	Total attributable gold equivalent ounces(a)(e) - Produced (c)	646,234	724,510	2,631,092	2,648,807
	Total attributable gold equivalent ounces(a)(e) - Sold (c)	683,419	687,162	2,669,276	2,624,242
	Attributable gold equivalent ounces from continuing operations (a)(d) - Produced (c)	646,234	724,510	2,631,092	2,617,813
	Attributable gold equivalent ounces from continuing operations (a)(d) - Sold (c)	683,419	687,162	2,669,276	2,591,478

	Financial Highlights from Continuing Operations (d)
	Metal sales	$877.1	$1,186.9	$3,779.5	$4,307.3
	Production cost of sales	$528.4	$477.6	$2,004.4	$1,849.2
	Depreciation, depletion and amortization	$206.7	$199.8	$828.8	$680.9
	Impairment charges	$736.5	$3,527.6	$3,169.6	$3,527.6
	Operating loss	$(706.1)	$(3,147.3)	$(2,635.2)	$(2,241.9)
	Net loss from continuing operations attributable to common shareholders	$(740.0)	$(2,984.9)	$(3,012.6)	$(2,546.2)
	Basic loss per share from continuing operations attributable to common shareholders	$(0.65)	$(2.62)	$(2.64)	$(2.24)
	Diluted loss per share from continuing operations attributable to common shareholders	$(0.65)	$(2.62)	$(2.64)	$(2.24)
	Adjusted net earnings (loss) from continuing operations attributable to common shareholders(b)	$(25.1)	$280.5	$321.2	$886.2
	Adjusted net earnings (loss) from continuing operations per share(b)	$(0.02)	$0.25	$0.28	$0.78
	Net cash flow of continuing operations provided from operating activities	$187.2	$487.4	$796.6	$1,317.3
	Adjusted operating cash flow from continuing operations(b)	$222.8	$505.3	$1,149.6	$1,527.0
	Adjusted operating cash flow from continuing operations per share(b)	$0.19	$0.44	$1.01	$1.34
	Average realized gold price per ounce from continuing operations	$1,268	$1,707	$1,402	$1,643
	Consolidated production cost of sales from continuing operations per equivalent ounce(c) sold(b)	$764	$686	$743	$705
	Attributable(a) production cost of sales from continuing operations per equivalent ounce(c) sold(b)	$765	$686	$743	$705
	Attributable(a) production cost of sales from continuing operations per ounce sold on a by-product basis(b)	$733	$605	$703	$627
	Attributable(a) all-in sustaining cost from continuing operations per ounce sold on a by-product basis(b)	$1,169	$953	$1,063	$1,079
	Attributable(a) all-in sustaining cost from continuing operations per equivalent ounce(c) sold(b)	$1,175	$1,008	$1,082	$1,122
(a)	Total includes 100% of Chirano production. “Attributable” includes Kinross’ share of Chirano (90%) production.
(b)	The definition and reconciliation of these non-GAAP financial measures is included on pages 13 to 16 of this news release.
(c)
“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the fourth quarter of 2013 was 61.18:1, compared with 52.55:1 for the fourth quarter of 2012; year to date 2013 was 59.23:1, compared with 53.56:1 for 2012.

(d)	On June 10, 2013, the Company announced its decision to cease development of FDN. On June 28, 2012, the Company disposed of its interest in Crixás. As a result, the comparative figures have been recast to exclude the results of FDN and Crixás.
(e)	The total gold equivalent ounces and total attributable gold equivalent ounces include Crixás up to June 28, 2012.

p. 2 Kinross reports 2013 fourth-quarter and year-end results	www.kinross.com

Kinross Gold Corporation

25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

The following operating and financial results are based on fourth-quarter and full-year 2013 attributable gold equivalent production from continuing operations:

Production: Kinross produced 646,234 attributable Au eq. oz. from continuing operations in the fourth quarter of 2013, a decrease over the fourth quarter of 2012, mainly due to the suspension of mining at La Coipa and scheduled maintenance at several other sites. Full-year production was a record 2,631,092 attributable Au eq. oz., exceeding the Company’s original guidance and within its updated guidance of November 13, 2013, due to increased production at several sites.

Production cost of sales: Production cost of sales per Au eq. oz.2 was $765 for the fourth quarter of 2013, compared with $686 for the fourth quarter of 2012, primarily as a result of the impact of lower production and increased maintenance costs. Production cost of sales per Au eq. oz. for full-year 2013 was $743, in the lower end of the Company’s guidance range of $740-790, compared with $705 for full-year 2012. Production cost of sales per Au oz. on a by-product basis was $733 in Q4 2013, compared with $605 in Q4 2012, based on Q4 2013 attributable gold sales of 643,864 ounces and attributable silver sales of 2,419,941 ounces. Production cost of sales per gold ounce on a by-product basis was $703 for the full year, compared with $627 for full-year 2012.

All-in sustaining cost: Attributable all-in sustaining cost per Au oz. sold2 on a by-product basis was $1,169 in Q4 2013, compared with $953 in Q4 2012, primarily due to an increase in production cost of sales and the timing of sustaining capital expenditures. Full-year attributable all-in sustaining cost per Au oz. sold on a by-product basis was below full-year guidance at $1,063, compared with, $1,079 in 2012, mainly due to reduced sustaining capital expenditures, and reductions in exploration and overhead expenses.

Attributable all-in sustaining cost from continuing operations per Au eq. oz. sold was $1,175 in Q4 2013, compared with $1,008 in Q4 2012. For full-year 2013, attributable all-in sustaining cost per Au eq. oz. sold was $1,082, compared with $1,122 for full-year 2012.

Revenue: Revenue from metal sales was $877.1 million in the fourth quarter of 2013, compared with $1,186.9 million during the same period in 2012. The decrease was mainly due to the lower average realized gold price for the quarter. Revenue for full-year 2013 was $3,779.5 million, compared with $4,307.3 million for full-year 2012, mainly due to a lower average realized gold price.

Average realized gold price: The average realized gold price was $1,268 per ounce in Q4 2013, compared with $1,707 per ounce in Q4 2012. The average realized gold price per ounce was $1,402 for full-year 2013, a decrease of 15%, compared with $1,643 for full-year 2012.

Margins: Kinross’ margin per Au eq. oz. sold4 was $503 for the fourth quarter of 2013, compared with the Q4 2012 margin of $1,021 per Au eq. oz. Full-year margin per Au eq. oz. sold4 was $659, compared with $938 for full-year 2012.

Operating cash flow: Adjusted operating cash flow2 was $222.8 million for the fourth quarter, or $0.19 per share, compared with $505.3 million, or $0.44 per share, for Q4 2012. Adjusted operating cash flow for full-year 2013 was $1,149.6 million, or $1.01 per share, compared with $1,527.0 million, or $1.34 per share, for full-year 2012.

Cash balance: Cash and cash equivalents and short-term investments were $734.5 million as at December 31, 2013, compared with $1,982.5 million as at December 31, 2012, mainly due to debt repayment and capital expenditures.

Earnings: Adjusted net loss2, 3 was $25.1 million, or $0.02 per share, for Q4 2013, compared with adjusted earnings of $280.5 million, or $0.25 per share, for Q4 2012, mainly due to a lower average realized gold price, higher production cost of sales, and depreciation. Adjusted net earnings were $321.2 million, or $0.28 per share, for full-year 2013, compared with $886.2 million, or $0.78 per share, for full-year 2012.

4 Attributable margin per ounce sold is a non-GAAP measure defined as “average realized gold price per ounce” less “attributable production cost of sales per gold equivalent ounce sold.”

p.	3	Kinross reports 2013 fourth-quarter and year-end results	www.kinross.com

Kinross Gold Corporation

25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

Reported net loss3 was $740.0 million, or $0.65 per share, for Q4 2013, compared with a loss of $2,984.9 million, or $2.62 per share, in Q4 2012. The Q4 2013 reported net loss includes an after-tax non-cash impairment charge of $544.8 million, primarily comprised of property, plant and equipment at Maricunga.

Reported net loss was $3,012.6 million, or $2.64 per share, for full-year 2013, compared with a loss of $2,546.2 million, of $2.24 per share, for full-year 2012. Reported net loss for the full year also includes an after-tax non-cash impairment charge of $2,289.3 million, previously reported on July 31, 2013. This impairment was largely as a result of lower short-term and long-term gold price assumptions. In addition, Kinross recorded a charge of $720.0 million in Q2 2013 relating to the decision to cease development of its FDN project in Ecuador, which has been classified as a discontinued operation.

Capital expenditures: Capital expenditures were $331.1 million for Q4 2013, compared with $497.6 million for the same period last year, a decrease due mainly to lower spending at Tasiast. Capital expenditures for the full-year 2013 were $1.26 billion, below the Company’s updated guidance, and approximately $340 million below the original capital expenditure guidance provided on February 13, 2013.

Operating results

Mine-by-mine summaries for fourth-quarter and full-year 2013 operating results may be found on pages 17 and 21 of this news release. Highlights include the following:

North America: Regional performance remained strong in the fourth quarter, as North America exceeded regional production guidance for the year, while production cost of sales was below regional guidance for full-year 2013. Fort Knox production declined compared with the third quarter, due to the seasonal slow-down of the heap leach. At Kettle River-Buckhorn, production was lower than the previous quarter as a result of lower mill throughput, while production at Round Mountain was in line with Q3 2013.

Russia: Full-year production was higher, and production cost of sales lower, than 2013 regional guidance due to better than expected throughput, grade, and recoveries. This was mainly the result of a faster than planned ramp-up of the expanded Kupol mill, which is now processing up to 4,500 tonnes per day. Production in the fourth quarter was slightly higher than the previous quarter, with marginally lower grades and recoveries offset by higher mill throughput. Approximately 24,000 Au eq. oz. were produced from processing Dvoinoye ore in the quarter.

South America: Full-year regional production was at the higher end of guidance, while production cost of sales remained within the guidance range. Regional production declined compared with the previous quarter as operations at La Coipa ceased following the suspension of mining at the existing ore body. Paracatu production decreased and production cost of sales increased compared with Q3 2013 due to lower grade and lower throughput at Plant 2, as scheduled maintenance was performed in the fourth quarter. Maricunga’s Q4 production increased and production cost of sales decreased compared with Q3 2013 due to an increase in throughput and grades.

West Africa: Full-year production for 2013 exceeded regional guidance, while production cost of sales was at the low end of the guidance range. Tasiast’s Q4 2013 production improved compared with the previous quarter, and on a year-over-year basis, mainly as a result of improved mill grades. Chirano’s Q4 2013 production improved compared with Q3 2013 as a result of processing higher tonnages and mining higher grade areas.

Outlook
The following section of the news release represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page 11 of this news release.

In 2014, Kinross expects to produce approximately 2.5-2.7 million Au eq. oz. from its current operations, comparable to 2013. Production cost of sales per Au eq. oz. is expected to be in the range of $730-780 for 2014.

The Company has forecast an all-in sustaining cost of $950-1,050 per Au eq. oz. sold and per gold ounce sold on a by-product basis for full-year 2014.

p.	4	Kinross reports 2013 fourth-quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

The table below summarizes the 2014 forecasts for production and average production cost of sales on a gold equivalent and a by-product accounting basis:

Accounting basis	2014 (forecast)
Gold equivalent basis
Production (gold equivalent ounces)	2.5-2.7 million
Average production cost of sales per Au eq. oz.	$730-780
All-in sustaining cost per Au eq. oz.	$950-1,050
By-product basis
Gold ounces	2.45-2.65 million
Silver ounces	4-5 million
Average production cost of sales per Au oz.	$715-765
All-in sustaining cost per Au oz.	$950-1,050

Production in 2014 is forecast to be largely consistent with 2013, as the ramp-up of operations at Dvoinoye is expected to offset the suspension of operations at La Coipa. In addition, expected improvements in grade at Paracatu, Maricunga, Tasiast, and Chirano are expected to offset declines in grade and throughput at Fort Knox and Kettle River-Buckhorn.

The 2014 production cost of sales per Au eq. oz. is forecast to be largely consistent with 2013. This is primarily due to the positive impact of lower cost ounces from Dvoinoye replacing higher cost ounces from La Coipa, and production improvements at Paracatu, Maricunga and the West African operations, offset by higher expected unit costs at Fort Knox and Kettle River due to the expected production variances noted above.

The 2014 all-in sustaining cost per ounce forecast is lower than the 2013 forecast as a result of planned reductions in capital, exploration and overhead spending.

The following table provides a summary of the 2014 production and production cost of sales forecast by region:

Region	Forecast 2014 production (Au eq. oz.)	Percentage of total production5	Forecast 2014 production cost of sales ($ per Au eq. oz.)
Americas*	1.33-1.43 million	53%	780-840
West Africa (attributable)	480,000-540,000	20%	810-880
Russia	690,000-730,000	27%	560-590
Total	2.5-2.7 million	100%	730-780

*As previously announced on November 13, 2013, Kinross integrated its North and South America regions into a new Americas region comprising five operating mines (Fort Knox, Kettle River-Buckhorn, Round Mountain, Maricunga and Paracatu) as part of its review of the corporate and regional management structure.

Material assumptions used to forecast 2014 production cost of sales are as follows:
●	a gold price of $1,200 per ounce,
●	a silver price of $18 per ounce,
●	an oil price of $100 per barrel,
●	foreign exchange rates of:
o	2.27 Brazilian reais to the U.S. dollar,
o	1.05 Canadian dollars to the U.S. dollar,
o	33 Russian roubles to the U.S. dollar,
o	505 Chilean pesos to the U.S. dollar,

 5 The percentages are calculated based on the mid-point of regional 2014 forecast production.

p. 5 Kinross reports 2013 fourth-quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

o	2.00 Ghanaian cedi to the U.S. dollar,
o	290 Mauritanian ouguiya to the U.S. dollar, and
o	1.30 U.S. dollars to the Euro.

Taking into account existing currency and oil hedges, a 10% change in foreign currency exchange rates would be expected to result in an approximate $12 impact on our production cost of sales per ounce, a $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on our production cost of sales per ounce, and a $100 change in the price of gold would be expected to result in an approximate $3 impact on our production cost of sales per ounce as a result of a change in royalties.

Total capital expenditures for 2014 are forecast to be approximately $605 million (excluding estimated capitalized interest of approximately $70 million). The $605 million in forecast expenditures is summarized in the table below:

Region	Forecast 2014 sustaining capital (million)	Forecast 2014 non-sustaining capital (million)	Total (million)
Americas	$275	$5	$280
West Africa	$55	$190	$245
Russia	$65	$10	$75
Corporate	$5	$0	$5
Total	$400	$205	$605

Sustaining capital includes the following forecast spending estimates:

● Mine development:	$70 million (Americas), $30 million (Russia)
● Mobile equipment:	$35 million (Americas), $10 million (West Africa), $5 million (Russia)
● Mill facilities:	$50 million (Americas)
● Leach facilities:	$20 million (Americas)
● Tailings facilities:	$30 million (Americas), $10 million (West Africa), $5 million (Russia)

Non-sustaining capital includes the following forecast spending estimates:

● Tasiast Project (completion of feasibility study and existing contracts):	$60 million
● Tasiast West Branch stripping:	$95 million
● Other development projects/studies:	$15 million
● Chirano self-perform underground mining:	$5 million
● Chirano Paboase deposit (initial development):	$20 million
● Dvoinoye project infrastructure completion:	$10 million

The 2014 forecast for exploration and business development expense is approximately $125 million, of which $40 million is expected for business development expenses. Including expected capitalized exploration of $5 million, total exploration expenditures are forecast to be $90 million. General and administrative expenses are forecast to be $165 million. Other operating costs are forecast to be approximately $50 million, including $14 million forecast for care and maintenance costs at La Coipa. The above forecast expenses include approximately $40 million related to expected equity-based compensation.

Income tax expenses are expected to be $100 million based on our assumed gold price plus approximately 24% of any profit resulting from higher gold prices. Depreciation, depletion and amortization is forecast to be approximately $300 per Au eq. oz.

p. 6 Kinross reports 2013 fourth-quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

2013 Mineral Reserves and Mineral Resources update

Please refer to the Mineral Reserve and Mineral Resource tables and corresponding notes located at the end of this news release.

As part of Kinross’ commitment to mining quality, higher margin, lower cost ounces, a rigorous mine plan optimization program has been established at all operating sites. This program, based on a fully-loaded costing methodology, incorporates sustaining capital, mine waste management costs, and general and administrative costs, in addition to other operating costs, in estimating the Company’s year-end mineral reserves. The result of this more rigorous methodology is a reduction in estimated proven and probable mineral reserves but an expected increase in the value of estimated mineral reserves, with higher grades, reduced stripping, and greater near-term cash flow expected at operations across the Company. This emphasis on quality over quantity has resulted in an approximate 14% increase in the average grade of the Company’s proven and probable mineral reserve estimates (excluding the net impact of FDN, which was removed from the 2013 mineral reserve and mineral resource estimates). It is important to note that due to the gold grade distributions and ore body geometries at our properties there has been no sterilization of current mineral resource or potential ounce estimates at the $1,200 gold per ounce price guidance used for mineral reserves. As a result, those estimated mineral resources and potential ounces are still available with increasing gold prices and/or cost reductions.

Proven and Probable Mineral Reserves

Kinross’ total estimated proven and probable gold reserves, based on a $1,200 gold price assumption, were 39.7 million ounces at year-end 2013, compared with 59.6 million ounces at year-end 2012. Approximately half of the 19.9 million ounce reduction was due to the divestiture of FDN in Ecuador (6.7 million ounces) and production depletion (3.4 million contained ounces).

The application of the fully-loaded costing methodology reduced estimated mineral reserves by 6.8 million gold ounces at Paracatu, the latest of the Company’s mine sites to undergo a mine plan optimization as part of the Kinross Way Forward. The exercise resulted in an increase in estimated average grade from 0.40 to 0.42 grams per tonne, and a reduction in the estimated life of the mine to 2030, which is expected to result in a decrease of approximately 60% in life of mine capital, as well as a reduction in life of mine operating expenditures. An additional 0.8 million ounce reduction of estimated gold reserves was due to production depletion.

Other changes include a 2.1 million gold ounce decrease at Maricunga, due to a revised mine plan and focus on higher margin ounces, and a 1.4 million gold ounce reduction at Tasiast as a result of production depletion (0.4 million gold ounces) and a reclassification of 1 million ounces to mineral resources. The estimated average gold reserve grade at Tasiast also increased from 1.66 to 2.27 grams per tonne. Production depletion reduced Fort Knox’s proven and probable mineral reserve estimates by 0.7 million ounces.

Proven and probable silver reserves at year-end 2013 were estimated at 44.8 million ounces, a net decrease of 23.4 million ounces from year-end 2012, primarily due to the divestiture of FDN and the suspension of operations at La Coipa. Silver reserves were estimated using a silver price assumption of $22.00 per ounce.

Proven and probable copper reserves at year-end 2013 were estimated at 1.4 billion pounds, unchanged from year-end 2012. Copper reserves were estimated using a copper price assumption of $3.00 per pound.

Measured and Indicated Mineral Resources

Reclassification of mineral reserves due to the fully-loaded costing methodology contributed to an increase in total estimated measured and indicated gold resources by a net 2.33 million ounces to approximately 22.65 million ounces at year-end 2013. Paracatu reclassified approximately 2.1 million gold ounces from gold reserves to gold resources and Tasiast reclassified an estimated 1.0 million gold ounces. Combined with other sites, the total reclassification to an estimated measured and indicated resource was 3.7 million gold ounces. This was offset by minor exploration and engineering changes across the sites, and by the divestiture of FDN, which resulted in a reduction of 0.7 million ounces in estimated gold resources. Gold resources were estimated using a gold price of $1,400 per ounce.

Estimated silver resources increased by 4.8 million ounces to 22.8 million ounces, based on a $26.00 per ounce silver price.

p. 7 Kinross reports 2013 fourth-quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Inferred Mineral Resources

Kinross’ total estimated inferred gold resources at year-end 2013 were approximately 6.7 million ounces, a net decrease of 7.7 million ounces. The reduction was primarily due to the divestiture of FDN (3.6 million ounces) and mine plan optimization at Paracatu (2.7 million ounces).

Exploration update

Results from Tasiast continue to confirm Kinross’ belief in the long-term exploration potential of the district. A new zone of mineralization was identified at Piment Central beneath the west sidewall of the pit. The zone represents a new style of mineralization at Tasiast and consequently provides a new target style that Kinross will explore along the mine corridor. At La Coipa, two new zones of oxide mineralization were discovered in the vicinity of La Coipa Phase 7. At Kupol, infill drilling on the Moroshka vein confirmed continuity of grades along a narrow vein shoot 4 kilometres east of the mill. Trenching and drilling 15 kilometres northwest of Dvoinoye identified high grade mineralization near the surface at September Northeast, which remains open at depth with potential for new zones along strike. At Chirano, drilling results extended mineralized zones beneath the pits at Tano, Akoti and Suraw.

A summary of 2013 highlights is presented below. Additional detail may be found in the Appendices which provide illustrations, captions, and accompanying explanatory notes (Appendix A), and drilling results and location data (Appendix B) corresponding to the figures below.

Appendix A:  http://www.kinross.com/media/250936/2013%20q4%20year%20end%20appendix%20a.pdf

Appendix B: http://www.kinross.com/media/250933/q4%20year%20end%202013%20appendix%20b.xlsx

Tasiast

Drilling activities were undertaken throughout the year on the El Gaicha mine license and on the Tasiast Sud, Tmeimichat and Imkebdene exploration licenses (Appendix A: Figure 1). On El Gaicha, the work focused on testing a new zone of mineralization identified beneath the Piment Central pit (Appendix A: Figure 2) and on expanding mineralized zones previously identified in the Fennec sector east of the mine. Drilling continued south of the mine on the Tasiast Sud license following up targets identified along the Tasiast Shear Zone 10 to 15 kilometres south of West Branch. Late in the year, drilling restarted in the Aouèouat area north of the mine, where a number of new targets were identified based on results of the 2012 program. 879 holes were drilled in 2013 for a total of 94,000 metres.

Piment Central: In early 2013, a diamond drill hole (TA17066DD) collared in the bottom of the Piment Central pit returned a promising intercept of 8.9 g/t over 18 m (Appendix A: Figure 2). Following this discovery, a review of historical drill holes indicated that the mineralized vein system was intercepted in prior drilling but had not been recognized as a new mineralization style that had potential to impact the Piment Central estimated mineral resource.

Twelve additional core holes were completed to confirm the geologic interpretations and expand the known extent of the vein zone. A total of 1,930 metres were drilled testing one kilometre of the mineralized trend. Vein-style mineralization remains open on strike and at depth. Further core drilling is planned in 2014 to extend the known strike-length, locally test down-dip and also to further define continuity with infill holes.

Aouèouat Area (Tmeimichat and Imkebdene exploration licenses): Drilling in 2012 began outlining potentially significant volumes of gold mineralization at N1 and N2 (Appendix A: Figure 3). A total of 45 holes totalling 8,702 metres were drilled in 2013 on the Aoueouat area at three targets (N2, TEF, Central). Results continue to expand the known mineralization and provide information on geologic controls, geometry, continuity and potential extents.

p. 8 Kinross reports 2013 fourth-quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Tasiast Sud: Strong gold in soil anomalies are spatially associated with the Tasiast thrust system and have a cumulative strike of more than 16 kilometres across the Tasiast Sud license (Appendix A: Figure 4). Potential exists in this corridor for mineralization of Piment- (banded iron formation), West Branch- (greenschist) and quartz-carbonate vein-styles hosted by mafic and sedimentary rocks. A total of 265 holes totalling 24,290 metres were drilled in 2013 on the Tasiast Sud Project testing the gold potential of five zones (C613, C614, C615, C616, Tamaya).

La Coipa

Reverse circulation and diamond drilling activities continued throughout 2013 on a number of targets stepping out from known mineralization or from historical occurrences never previously followed-up. Ten areas were targeted during 2013. Sufficiently encouraging mineralization was encountered at Catalina, Pompeya Sur, Sofia, Atenas, and Puren West (Appendix A: Figure 5) warranting further drilling in 2014.

Catalina was targeted owing to a structural setting similar to La Coipa Phase 7. The target is located one kilometre southeast of La Coipa Phase 7 and occurs beneath 150 to 200 metres of colluvial overburden and young volcanic cover. Early results from this oxide discovery are encouraging and drilling continues to outline the geometry of the mineralization (Appendix A: Figure 6). Mineralization remains open to the north and northwest some 600 metres towards Phase 7 over untested ground. Currently, drilling is attempting to better define the morphology of and controls on mineralization. Preliminary 3D modelling is underway to aid further drill targeting.

Kupol

Moroshka is located about 4 kilometres east of Kupol Mine within the Kupol license area (Appendix A: Figure 7) on the opposite side of a wide volcanic-filled graben to the Kupol Vein. Infill drilling at Moroshka in 2013 confirmed continuity of high grades along a 400-metre strike vein structure and over a vertical interval of 130 metres (Appendix A: Figure 8). Step-out drilling has indicated potential for further high-grade mineralization directly on strike to the north of the main deposit and to the west where narrow high-grade veins were encountered at depth in 2009 drilling.

Kinross’ current preliminary estimate is that the Moroshka deposit contains a minimum total potential mineral resource of 0.4 to 0.6 million tonnes grading 11.9 to 19.7 g/t gold equivalent. These potential estimates are conceptual in nature, as further exploration is required to define a mineral resource, and it is uncertain if such additional exploration will define a mineral resource. The Company is developing a mineral resource block model incorporating new information from last year’s infill drilling and is undertaking geometallurgical testing of the mineralized zone.

Dvoinoye

The September Northeast target is located approximately 15 kilometres northwest of the Dvoinoye mine on the Vodorazdelaya license (Appendix A: Figure 9). At the end of the 2012 field season a surface trench returned 7.0 m grading 85.6 g/t Au (TSP12-006). The last drill hole of the season (SP12-023) was collared adjacent to the trench and intersected 6.5 metres grading 16.8 g/t Au beneath the mineralized interval on surface.

Follow-up drilling and trenching in 2013 has identified a complex zone of mineralization at the south end of the target (Appendix A: Figure 10). The last hole completed in 2013 leaves mineralization open at depth. The search for similar style mineralization will be conducted under alluvial cover to the west and along strike to the south.

Chirano

Core drilling in 2013 was designed to assess the underground potential of mineralization beneath the Akoti, Tano and Suraw pits (Appendix A: Figure 11). Results of the drilling confirmed mineralization extends 100 to 400 metres below the bottom of each pit coinciding with the elevation range of underground development in the Paboase mine (which may be used to access future potential resources below these pits). Mineralization remains open at depth at all three deposits.

p. 9 Kinross reports 2013 fourth-quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Other developments

On February 10, 2014, the Company announced that Brant Hinze, President and Chief Operating Officer, will retire effective October 1, 2014. Mr. Hinze will be succeeded as Chief Operating Officer by Warwick Morley-Jepson, currently Regional Vice-President of the Company’s Russia region.

Non-cash impairment

The Company completed its annual assessment of the carrying value of its cash generating units (CGU) for the year-ended December 31, 2013, and as a result, recorded an after-tax non-cash impairment charge of $544.8 million. The impairment charge was comprised of $376.0 million of property plant and equipment at Maricunga and $168.8 million of goodwill at Quebrada Seca, a non-operating asset located in Chile. The impairment charge at Maricunga was net of a tax recovery of $49.2 million, and was a result of changes to the life of mine plan and a corresponding reduction in mineral reserves.

The December 31, 2013 impairment charge is in addition to the previously disclosed after-tax non-cash impairment charges recorded in the second quarter, which included $2,289.3 million related to continuing operations, $219.0 million related to the investment in Cerro Casale, and $720.0 million related to FDN.

The Company also recorded inventory write-downs of $142.5 million at December 31, 2013 and $35.1 million at June 30, 2013 to bring the carrying value of inventory to its recoverable amount.

Conference call details

In connection with the release, Kinross will hold a conference call and audio webcast on Thursday, February 13, 2014 at 8 a.m. ET to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – 1-800-319-4610
Outside of Canada & US – 1-604-638-5340

Replay (available up to 14 days after the call):

Canada & US toll-free – 1-800-319-6413; Passcode – 3310 followed by #.
Outside of Canada & US – 1-604-638-9010; Passcode – 3310 followed by #.

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on our website at www.kinross.com.

This release should be read in conjunction with Kinross’ 2013 year-end Financial Statements and Management’s Discussion and Analysis report at www.kinross.com. Kinross’ 2013 year-end Financial Statements and Management’s Discussion and Analysis have been filed with Canadian securities regulators (available at www.sedar.com) and furnished with the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the financial statements free of charge upon request to the Company.

p. 10 Kinross reports 2013 fourth-quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Canada, Chile, Ghana, Mauritania, Russia and the United States. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Tom Elliott
Vice-President, Investor Relations
phone: 416-365-3390
tom.elliott@kinross.com

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release include those under the headings Financial and operating highlights”, “CEO Commentary”, “Outlook”, “2013 Mineral Reserves and Mineral Resources update”, “Exploration update”, and  include, without limitation, statements with respect to: our guidance for production; production costs of sales, all-in sustaining cost and capital expenditures; expected savings pursuant to our cost review and reduction initiatives including, without limitation, the continuation of the Way Forward: modifications to projects and operations and our exploration budget, including but not limited to the Tasiast expansion project and our expectations regarding timelines for continued development, including, but not limitation, ramp up at Dvoinoye; as well as references to other possible events, the future price of gold and silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words “anticipates”, “plans”, “expects”, “indicate”, “intend”, “scheduled”, “estimates”, “forecasts”, “focus”, “guidance”, “initiative”, “model”, “methodology”,“outlook”, “potential”, “projected”, “pursue”, “strategy”, “study”, “targets”, or “believes”, or variations of or similar such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, or “should”, “might”, or “way forward”, “will be taken”, “will occur” or “will be achieved” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our full-year 2013 Management’s Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company or any entity in which it now or hereafter directly or indirectly holds an investment, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations and expansion at Paracatu (including, without limitation, land acquisitions and permitting for the construction and operation of the new tailings facility) being consistent with our current expectations; (3) the cessation by the Company of further investment and development of the Fruta del Norte deposit and La Zarza mining concession (“FDN”) being consistent with Kinross’ current expectations including, without limitation, as to the reasonable cooperation of the Government of Ecuador in ensuring an orderly transition with respect to FDN (including, without limitation, any related transactions) that respects the interests of both parties; continuing recognition of the Company’s other remaining mining concessions and other assets, rights, titles and interests in Ecuador; the implementation of Ecuador’s mining and investment laws (and prospective amendment to these laws) and related regulations and policies; and compliance with, and the implementation and enforcement of, the Canada-Ecuador Agreement for the Promotion and Reciprocal Protection of Investments; (4) political and legal developments in any jurisdiction in which the Company, or any entity in which it now or hereafter directly or indirectly holds an investment, operates being consistent with its current expectations including, without limitation, the transition period as we reduce our level of activity in Ecuador and any potential amendments to the Brazilian Mining Code, the Mauritanian Mining Code, the Mauritanian Customs Code, the Mauritanian VAT regime and water legislation or other water use restrictions in Chile, being consistent with Kinross’ current expectations; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (8) production and cost of sales forecasts for the Company, and entities in which it now or hereafter directly or indirectly holds an investment, meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates); (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the development of, operations at and production from the Company’s operations, including but not limited to ramp up at and production from Dvoinoye and permitting, development and expansion at Tasiast (including but not limited to, expansion optimization initiatives which may lead to changes in processing approach and maintenance, the timing of completion and results of the Tasiast feasibility study, and conversion of adjacent exploration licences to mining licences) being consistent with Kinross’ current expectations; (12) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations; (13) goodwill and/or asset impairment potential; and (14) access to capital markets, including but not limited to maintaining an investment grade debt rating and, as required, securing and maintaining partial project financing for Dvoinoye, Kupol and any expansion at Tasiast, being consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: our ability to successfully cease further investment in and development of FDN and, in cooperation with the Government of Ecuador, successfully complete an orderly transition with respect to FDN that is respectful of the interests of both parties and does not impose on the Company (and/or any of its directors, officers or employees) any unreasonable obligations or liabilities; litigation commenced, or other claims or actions brought, against the Company (and/or any of its directors, officers or employees) in respect of the cessation by the Company of further investment in and development of FDN, or any of the Company’s prior or continuing activities on or in respect thereof or otherwise in Ecuador; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, Mauritania, Ghana, or other countries in which Kinross, or entities in which it now or hereafter directly or indirectly holds an interest, do business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation against the Company including, but not limited to, securities class action litigation in Canada and/or the United States; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Factors” section of our most recently filed Annual Information Form and full-year 2013 Management Discussion and Analysis. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

p. 11 Kinross reports 2013 fourth-quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Key Sensitivities

Approximately 60%-70% of the Company's costs are denominated in US dollars.
A 10% change in foreign exchange could result in an approximate $12 impact in production cost of sales per ounce6.
A $10 per barrel change in the price of oil could result in an approximate $3 impact on production cost of sales per ounce.
The impact on royalties of a $100 change in the gold price could result in an approximate $3 impact on cost of sales per ounce.

Other information
Where we say “we”, “us”, “our”, the “Company”, or “Kinross” in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s material mineral properties (other than exploration activities) contained in this news release has been prepared under the supervision of and verified by Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101 (“NI-43-101”). The technical information about the Company’s exploration activities contained in this news release has been prepared under the supervision of and verified by Dr. Glenton Masterman, an officer of the Company who is a “qualified person” within the meaning of NI 43‐101.

6 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating, or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

p. 12 Kinross reports 2013 fourth-quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. These measures are not defined under IFRS and should not be considered in isolation. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges, gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings (loss) from continuing operations to adjusted net earnings from continuing operations for the periods presented:

	GAAP to Adjusted Earnings from Continuing Operations Reconciliation
(in millions, except share and per share amounts)	Three months ended December 31,		Years ended December 31,
	2013	2012	2013	2012

Net loss from continuing operations attributable to common shareholders - as reported	$(740.0)	$(2,984.9)	$(3,012.6)	$(2,546.2)

Adjusting items:
Foreign exchange (gains) losses	6.8	(0.7)	21.9	6.8
Non-hedge derivatives (gains) losses - net of tax	1.8	(12.4)	(2.2)	(18.8)
(Gains) losses on sale of other assets - net of tax	1.2	(7.6)	1.1	(7.2)

Foreign exchange loss on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	25.1	40.1	70.6	51.4
Change in deferred income tax due to a change in statutory corporate income tax rate	-	-	-	116.3
Taxes in respect of prior years	7.6	27.5	8.3	28.8
Impairment charges - net of tax	670.6	3,206.1	2,995.0	3,206.1
Impairment of investments	3.0	4.1	240.3	24.3
Reclamation and remediation expense - net of tax	(1.2)	8.3	(1.2)	8.3
Severance expense	-	-	-	16.4
	714.9	3,265.4	3,333.8	3,432.4
Net earnings (loss) from continuing operations attributable to common shareholders - Adjusted	$(25.1)	$280.5	$321.2	$886.2

Weighted average number of common shares outstanding - Basic	1,143.3	1,139.8	1,142.1	1,139.1
Net earnings (loss) from continuing operations per share - Adjusted	$(0.02)	$0.25	$0.28	$0.78

The Company makes reference to a non-GAAP measure for adjusted operating cash flow and adjusted operating cash flow per share. Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, adjusted operating cash flow and adjusted operating cash flow per share measures are not necessarily indicative of net cash flow from operations as determined under IFRS.

p. 13 Kinross reports 2013 fourth-quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

The following table provides a reconciliation of adjusted operating cash flow from continuing operations for the periods presented:

	GAAP to Adjusted Operating Cash Flow from
	Continuing Operations
(in millions, except share and per share amounts)	Three months ended		Years ended
	December 31,		December 31,
	2013	2012	2013	2012

Net cash flow of continuing operations used in operating activities - as reported	$187.2	$487.4	$796.6	$1,317.3

Adjusting items:
Close out and early settlement of derivative instruments	-	-	-	(48.7)
Working capital changes:
Accounts receivable and other assets	(72.9)	(30.7)	27.7	22.5
Inventories	78.7	138.4	197.5	298.2
Accounts payable and other liabilities, including taxes	29.8	(89.8)	127.8	(62.3)
	35.6	17.9	353.0	209.7
Adjusted operating cash flow from continuing operations	$222.8	$505.3	$1,149.6	$1,527.0

Weighted average number of common shares outstanding - Basic	1,143.3	1,139.8	1,142.1	1,139.1
Adjusted operating cash flow from continuing operations per share	$0.19	$0.44	$1.01	$1.34

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as per the consolidated financial statements divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties. The following table presents a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Consolidated and Attributable Production Cost of
	Sales from Continuing Operations Per Equivalent
	Ounce Sold

	Three months ended		Years ended
(in millions, except ounces and production cost of sales per equivalent ounce)	December 31,		December 31,
	2013	2012	2013	2012

Production cost of sales from continuing operations - as reported(1)	$528.4	$477.6	$2,004.4	$1,849.2
Less: portion attributable to Chirano non-controlling interest	(5.8)	(6.1)	(21.2)	(21.5)
Attributable production cost of sales from continuing operations	$522.6	$471.5	$1,983.2	$1,827.7

Gold equivalent ounces sold from continuing operations	691,300	695,934	2,697,093	2,621,343
Less: portion attributable to Chirano non-controlling interest	(7,881)	(8,772)	(27,817)	(29,865)
Attributable gold equivalent ounces sold from continuing operations	683,419	687,162	2,669,276	2,591,478
Consolidated production cost of sales from continuing operations per equivalent ounce sold	$764	$686	$743	$705
Attributable production cost of sales from continuing operations per equivalent ounce sold	$765	$686	$743	$705

(1)	“Production cost of sales” is equivalent to “Total cost of sales” per the consolidated financial statements less depreciation, depletion and amortization and impairment charges.

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

p. 14 Kinross reports 2013 fourth-quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Attributable Production Cost of Sales from
	Continuing Operations Per Ounce Sold on a By-
	Product Basis
(in millions, except ounces and production cost of sales per ounce)	Three months ended		Years ended
	December 31,		December 31,
	2013	2012	2013	2012
Production cost of sales from continuing operations - as reported(1)	$528.4	$477.6	$2,004.4	$1,849.2
Less: portion attributable to Chirano non-controlling interest	(5.8)	(6.1)	(21.2)	(21.5)
Less: attributable silver revenues from continuing operations	(50.9)	(87.3)	(211.9)	(328.3)
Attributable production cost of sales from continuing operations net of silver by-product revenue	$471.7	$384.2	$1,771.3	$1,499.4

Gold ounces sold from continuing operations	651,732	644,073	2,545,736	2,421,447
Less: portion attributable to Chirano non-controlling interest	(7,868)	(8,760)	(27,745)	(29,795)
Attributable gold ounces sold from continuing operations	643,864	635,313	2,517,991	2,391,652
Attributable production cost of sales from continuing operations per ounce sold on a by-product basis	$733	$605	$703	$627

(1) “Production cost of sales” is equivalent to “Total cost of sales” per the consolidated financial statements less depreciation, depletion and amortization and impairment charges.

In June 2013, the World Gold Council (“WGC”) published its guidelines for reporting all-in sustaining costs. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop this non-GAAP measure. Adoption of this all-in sustaining cost metric is voluntary and not necessarily standard, and therefore, this measure presented by the Company may not be comparable to similar measures presented by other issuers. The Company believes that the all-in sustaining cost measure complements existing measures reported by Kinross in order to reflect the total current period cost of producing gold from operations.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

Attributable all-in sustaining cost from continuing operations per ounce sold on a by-product basis is calculated by adjusting total production cost of sales, as reported on the interim condensed consolidated statement of operations, as follows:

	Attributable All-in Sustaining Cost from Continuing
	Operations Per Ounce Sold on a By-Product Basis
	Three months ended		Years ended
	December 31,		December 31,
(in millions, except ounces and production cost of sales per ounce)	2013	2012	2013	2012
Production cost of sales from continuing operations - as reported(1)	$528.4	$477.6	$2,004.4	$1,849.2
Less: portion attributable to Chirano non-controlling interest(2)	(5.8)	(6.1)	(21.2)	(21.5)
Less: attributable(3) silver revenues from continuing operations(4)	(50.9)	(87.3)	(211.9)	(328.3)
Attributable(3) production cost of sales from continuing operations net of silver by-product revenue	$471.7	$384.2	$1,771.3	$1,499.4
Adjusting items on an attributable(3) basis:
General and administrative(5)	52.1	43.1	176.6	162.7
Other operating expense (income) - sustaining(6)	(3.3)	14.0	15.4	42.3
Reclamation and remediation(7)	12.0	13.3	57.1	49.5
Exploration and business development - sustaining(8)	10.1	16.6	78.4	119.4
Additions to property, plant and equipment - sustaining(9)	209.8	134.0	577.6	706.5
All-in Sustaining Cost on a by-product basis - attributable(3)	$752.4	$605.2	$2,676.4	$2,579.8
Gold ounces sold from continuing operations	651,732	644,073	2,545,736	2,421,447
Less: portion attributable to Chirano non-controlling interest(10)	(7,868)	(8,760)	(27,745)	(29,795)
Attributable(3) gold ounces sold from continuing operations	643,864	635,313	2,517,991	2,391,652
Attributable(3) all-in sustaining cost from continuing operations per ounce sold on a by-product basis	$1,169	$953	$1,063	$1,079

p. 15 Kinross reports 2013 fourth-quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

The Company also assesses its all-in sustaining costs on a gold equivalent ounce basis. Under this non-GAAP measure the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost from continuing operations per equivalent ounce sold is calculated by adjusting total production cost of sales, as reported on the interim condensed consolidated statement of operations, as follows:

	Attributable All-in Sustaining Cost from Continuing
	Operations Per Equivalent Ounce Sold
	Three months ended		Years ended
	December 31,		December 31,
(in millions, except ounces and production cost of sales per ounce)	2013	2012	2013	2012
Production cost of sales from continuing operations - as reported(1)	$528.4	$477.6	$2,004.4	$1,849.2
Less: portion attributable to Chirano non-controlling interest(2)	(5.8)	(6.1)	(21.2)	(21.5)
Attributable(3) production cost of sales from continuing operations	$522.6	$471.5	$1,983.2	$1,827.7
Adjusting items on an attributable(3) basis:
General and administrative(5)	52.1	43.1	176.6	162.7
Other operating expense (income) - sustaining(6)	(3.3)	14.0	15.4	42.3
Reclamation and remediation(7)	12.0	13.3	57.1	49.5
Exploration and business development - sustaining(8)	10.1	16.6	78.4	119.4
Additions to property, plant and equipment - sustaining(9)	209.8	134.0	577.6	706.5
All-in Sustaining Cost - attributable(3)	$803.3	$692.5	$2,888.3	$2,908.1
Gold equivalent ounces sold from continuing operations	691,300	695,934	2,697,093	2,621,343
Less: portion attributable to Chirano non-controlling interest(10)	(7,881)	(8,772)	(27,817)	(29,865)
Attributable(3) gold equivalent ounces sold from continuing operations	683,419	687,162	2,669,276	2,591,478
Attributable(3) all-in sustaining cost from continuing operations per equivalent ounce sold	$1,175	$1,008	$1,082	$1,122

(1) “Production cost of sales” is equivalent to “Total cost of sales” per the financial statements less depreciation, depletion and amortization  and impairment charges.
(2) “Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine
(3) “Attributable” includes Kinross' share of Chirano (90%) production.
(4) “Attributable silver revenues from continuing operations” represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver).  Revenue from the sale of silver, w hich is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.
(5) “General and administrative” expenses is as reported on the consolidated statement of operations, net of certain severance expenses.  General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.
(6) “Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the consolidated statement of operations, less other operating expenses related to non-sustaining activities.  Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred.  The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining.  Other operating expenses incurred at locations w here there is no current operation or related to other non-sustaining activities are classified as non-sustaining.
(7) “Reclamation and remediation” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines.  Reclamation and remediation costs for development projects or closed mines are excluded from this amount.
(8) “Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the consolidated statement of operations, less non-sustaining exploration expenses.  Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure.  Exploration expenditures w ithin the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs.  Exploration expenditures focused on new ore bodies near existing mines (i.e. brow nfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining.  Business development expenses are included in this amount as they are considered sustaining costs required for general operations.
(9) “Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statement of cash flow s), less capitalized interest and non-sustaining capital.  Non-sustaining capital represents capital expenditures for major grow th projects as w ell as enhancement capital for significant infrastructure improvements at existing operations.
(10) “Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold for the Chirano mine.

p. 16 Kinross reports 2013 fourth-quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Review of Operations

Three months ended December 31,	Gold equivalent ounces				Production cost of sales(1) ($ millions)		Production cost of sales(1)/oz
	Produced		Sold
	2013	2012	2013	2012	2013	2012	2013	2012

Fort Knox	103,612	119,582	79,236	100,923	$47.3	$49.8	$597	$493
Round Mountain	40,316	41,220	39,963	41,371	36.6	32.6	916	788
Kettle River - Buckhorn	30,642	33,548	30,995	33,242	19.0	15.4	613	463
North America Total	174,570	194,350	150,194	175,536	102.9	97.8	685	557

Kupol	153,529	146,535	200,141	130,759	95.6	62.0	478	474
Russia Total	153,529	146,535	200,141	130,759	95.6	62.0	478	474

Paracatu	124,694	132,114	127,349	137,534	113.5	109.8	891	798
La Coipa	16,737	63,429	25,392	58,935	31.6	43.1	1,244	731
Maricunga	45,595	64,568	44,783	61,046	54.5	56.6	1,217	927
South America Total	187,026	260,111	197,524	257,515	199.6	209.5	1,011	814

Tasiast	62,963	46,051	64,629	44,400	72.5	47.1	1,122	1,061
Chirano (100%)	75,717	86,070	78,812	87,724	57.8	61.2	733	698
West Africa Total	138,680	132,121	143,441	132,124	130.3	108.3	908	820

Continuing operations	653,805	733,117	691,300	695,934	528.4	477.6	764	686
Discontinued operations(2)	-	-	-	-	-	-	-	-

Operations Total	653,805	733,117	691,300	695,934	$528.4	$477.6	$764	$686
Less Chirano non-controlling interest (10%)	(7,571)	(8,607)	(7,881)	(8,772)	(5.8)	(6.1)
Attributable - Continuing operations	646,234	724,510	683,419	687,162	$522.6	$471.5	$765	$686
Attributable Total	646,234	724,510	683,419	687,162	$522.6	$471.5	$765	$686

(1) “Production cost of sales” is equivalent to "Total cost of sales" per the consolidated financial statements less depreciation, depletion and amortization and impairment charges.
(2) On June 28, 2012, the Company completed the sale of its 50% interest in the Crixás gold mine.

Years ended December 31,	Gold equivalent ounces				Production cost of		Production cost of
	Produced		Sold		sales(1) ($ millions)		sales(1)/oz
	2013	2012	2013	2012	2013	2012	2013	2012

Fort Knox	421,641	359,948	416,103	333,438	$236.6	$221.2	$569	$663
Round Mountain	162,826	192,330	161,836	190,592	135.3	136.7	836	717
Kettle River - Buckhorn	150,157	156,093	151,559	156,966	83.1	75.6	548	482
North America Total	734,624	708,371	729,498	680,996	455.0	433.5	624	637

Kupol	550,188	578,252	569,432	578,235	288.6	272.9	507	472
Russia Total	550,188	578,252	569,432	578,235	288.6	272.9	507	472

Paracatu	500,380	466,709	507,953	471,387	424.9	415.4	836	881
La Coipa	162,405	178,867	174,548	175,212	142.2	167.6	815	957
Maricunga	187,815	236,369	192,537	237,294	225.3	184.8	1,170	779
South America Total	850,600	881,945	875,038	883,893	792.4	767.8	906	869

Tasiast	247,818	185,334	244,954	179,568	256.7	159.7	1,048	889
Chirano (100%)	275,402	293,235	278,171	298,651	211.7	215.3	761	721
West Africa Total	523,220	478,569	523,125	478,219	468.4	375.0	895	784

Continuing operations	2,658,632	2,647,137	2,697,093	2,621,343	2,004.4	1,849.2	743	705
Discontinued operations(2)	-	30,994	-	32,764	-	27.4	-	836

Operations Total	2,658,632	2,678,131	2,697,093	2,654,107	$2,004.4	$1,876.6	$743	707
Less Chirano non-controlling interest (10%)	(27,540)	(29,324)	(27,817)	(29,865)	(21.2)	(21.5)
Attributable - Continuing operations	2,631,092	2,617,813	2,669,276	2,591,478	$1,983.2	$1,827.7	$743	705
Attributable Total	2,631,092	2,648,807	2,669,276	2,624,242	$1,983.2	$1,855.1	$743	707

(1) “Production cost of sales” is equivalent to "Total cost of sales" per the consolidated financial statements less depreciation, depletion and amortization and impairment charges.
(2) On June 28, 2012, the Company completed the sale of its 50% interest in the Crixás gold mine.

p. 17 Kinross reports 2013 fourth-quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Consolidated balance sheets

(expressed in millions of United States dollars, except share amounts)

	As at
	December 31,	December 31,	January 1,
	2013	2012	2012

Assets
Current assets
Cash and cash equivalents	$734.5	$1,632.7	$1,724.8
Restricted cash	59.0	58.1	56.1
Short-term investments	-	349.8	1.3
Accounts receivable and other assets	284.3	280.9	304.7
Inventories	1,322.9	1,254.9	961.7
Unrealized fair value of derivative assets	5.1	15.0	2.8
	2,405.8	3,591.4	3,051.4
Non-current assets
Property, plant and equipment	6,582.7	8,968.1	8,855.0
Goodwill	308.0	1,136.7	3,382.3
Long-term investments	20.4	49.1	79.3
Investments in associate and joint ventures	315.2	536.1	654.9
Unrealized fair value of derivative assets	0.6	9.6	1.1
Deferred charges and other long-term assets	490.5	545.5	403.1
Deferred tax assets	163.5	46.1	21.8
Total assets	$10,286.7	$14,882.6	$16,448.9

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$544.5	$636.2	$562.0
Current tax payable	27.0	93.2	67.6
Current portion of long-term debt	60.0	516.2	31.9
Current portion of provisions	40.1	42.0	37.6
Current portion of unrealized fair value of derivative liabilities	41.3	22.0	66.7
	712.9	1,309.6	765.8
Non-current liabilities
Long-term debt	2,059.6	2,116.4	1,599.4
Provisions	683.9	720.4	584.0
Unrealized fair value of derivative liabilities	14.0	10.5	32.7
Other long-term liabilities	192.7	125.6	132.4
Deferred tax liabilities	533.7	674.4	863.9
Total liabilities	4,196.8	4,956.9	3,978.2

Equity
Common shareholders’ equity
Common share capital and common share purchase warrants	$14,737.1	$14,692.5	$14,656.6
Contributed surplus	84.5	89.9	81.4
Accumulated deficit	(8,771.1)	(4,937.1)	(2,249.9)
Accumulated other comprehensive income (loss)	(36.5)	4.9	(97.7)
Total common shareholders’ equity	6,014.0	9,850.2	12,390.4
Non-controlling interest	75.9	75.5	80.3
Total equity	6,089.9	9,925.7	12,470.7
Total liabilities and equity	$10,286.7	$14,882.6	$16,448.9

Common shares
Authorized	Unlimited	Unlimited	Unlimited
Issued and outstanding	1,143,428,055	1,140,132,123	1,137,732,344

p. 18 Kinross reports 2013 fourth-quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Consolidated statements of operations

(expressed in millions of United States dollars, except per share and share amounts)
	Years ended
	December 31, 2013	December 31, 2012

Revenue
Metal sales	$3,779.5	$4,307.3

Cost of sales
Production cost of sales	2,004.4	1,849.2
Depreciation, depletion and amortization	828.8	680.9
Impairment charges	3,169.6	3,527.6
Total cost of sales	6,002.8	6,057.7
Gross loss	(2,223.3)	(1,750.4)
Other operating expense	88.2	82.6
Exploration and business development	147.1	229.8
General and administrative	176.6	179.1
Operating loss	(2,635.2)	(2,241.9)
Other income (expense) - net	(259.1)	(6.8)
Equity in gains (losses) of associate and joint venture	(10.3)	(6.2)
Finance income	7.6	5.3
Finance expense	(42.8)	(42.0)
Loss before tax	(2,939.8)	(2,291.6)
Income tax expense - net	(72.4)	(259.4)

Loss from continuing operations after tax	(3,012.2)	(2,551.0)
Earnings (loss) from discontinued operations after tax
	(730.1)	41.3
Net loss	$(3,742.3)	$(2,509.7)

Net earnings (loss) from continuing operations
attributable to:
Non-controlling interest	$0.4	$(4.8)
Common shareholders	$(3,012.6)	$(2,546.2)
Net earnings (loss) attributable to:
Non-controlling interest	$0.4	$(4.8)
Common shareholders	$(3,742.7)	$(2,504.9)

Loss per share from continuing operations
attributable to common shareholders
Basic	$(2.64)	$(2.24)
Diluted	$(2.64)	$(2.24)

Loss per share attributable to common
shareholders
Basic	$(3.28)	$(2.20)
Diluted	$(3.28)	$(2.20)

Weighted average number of common shares
outstanding (millions)
Basic	1,142.1	1,139.1
Diluted	1,142.1	1,139.1

p. 19 Kinross reports 2013 fourth-quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Consolidated statements of cash flows

(expressed in millions of United States dollars)
	Years ended
	December 31, 2013	December 31, 2012

Net inflow (outflow) of cash related to the following activities:
Operating:
Net loss from continuing operations	$(3,012.2)	$(2,551.0)
Adjustments to reconcile net loss from continuing operations to net cash provided from (used in)
operating activities:
Depreciation, depletion and amortization	828.8	680.9
Losses (gains) on sale of other assets - net	1.1	(7.2)
Impairment charges	3,169.6	3,527.6
Impairment of investments	240.3	24.3
Equity in losses (gains) of associate and joint venture	10.3	6.2
Non-hedge derivative gains - net	(2.6)	(18.0)
Settlement of derivative instruments	0.2	52.9
Share-based compensation expense	32.9	38.0
Accretion expense	20.6	24.8
Deferred tax recovery	(247.5)	(221.8)
Foreign exchange losses and other	109.1	8.2
Reclamation expense	(1.0)	10.8
Changes in operating assets and liabilities:
Accounts receivable and other assets	(27.7)	(22.5)
Inventories	(197.5)	(298.2)
Accounts payable and accrued liabilities	157.6	479.0
Cash flow provided from operating activities	1,082.0	1,734.0
Income taxes paid	(285.4)	(416.7)
Net cash flow of continuing operations provided from operating activities	796.6	1,317.3
Net cash flow of discontinued operations used in operating activities	(21.9)	(7.2)

Investing:
Additions to property, plant and equipment	(1,262.4)	(1,858.3)
Net additions to long-term investments and other assets	(131.2)	(68.5)
Net proceeds from the sale of property, plant and equipment	6.1	2.7
Disposals of (additions to) short-term investments	349.8	(348.7)
Decrease in restricted cash	(1.2)	(2.0)
Interest received	7.6	4.9
Other	0.2	0.3
Net cash flow of continuing operations used in investing activities	(1,031.1)	(2,269.6)
Net cash flow of discontinued operations provided from (used) in investing activities	(14.3)	92.2
Financing:
Issuance of common shares on exercise of options and warrants	6.2	6.4
Proceeds from issuance of debt	-	1,541.1
Repayment of debt	(523.3)	(577.3)
Interest paid	(5.0)	(8.1)
Dividends paid to common shareholders	(91.3)	(182.3)
Other	(2.1)	(5.0)
Net cash flow of continuing operations provided from (used in) financing activities	(615.5)	774.8
Net cash flow of discontinued operations used in financing activities	-	-
Effect of exchange rate changes on cash and cash equivalents of continuing operations	(12.0)	0.4
Decrease in cash and cash equivalents	(898.2)	(92.1)
Cash and cash equivalents, beginning of period	1,632.7	1,724.8
Cash and cash equivalents, end of period	$734.5	$1,632.7

p. 20 Kinross reports 2013 fourth-quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Operating Summary
	Mine	Period	Ownership	Tonnes Ore Mined (1)	Ore Processed (Milled) (1)	Ore Processed (H eap Leach) (1)	Grade (Mill)	Grade (Heap Leach)	Recovery (2)	Gold Eq Production (6)	Gold Eq Sales (6)	Production costs of sales (7)	Production cost of sales (7) / oz	Cap Ex (9)	D D &A
			(%)	(’000 tonnes)	(’000 tonnes)	(’000 tonnes)	(g/t)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
		Q4 2013	100	4,659	3,169	8,624	0.86	0.28	84%	103,612	79,236	$47.3	$597	$28.8	$21.2
		Q3 2013	100	4,566	3,374	10,330	0.76	0.28	84%	122,037	119,835	$66.5	$555	$29.2	$30.0
	Fort Knox	Q2 2013	100	5,048	3,231	10,261	0.80	0.30	84%	102,740	98,998	56.9	575	27.9	25.3
		Q1 2013	100	7,361	2,894	536	0.88	0.25	84%	93,252	118,034	65.9	558	49.4	27.2
		Q4 2012	100	7,805	3,273	6,530	1.03	0.30	84%	119,582	100,923	49.8	493	37.8	20.7
	Round Mountain	Q4 2013	50	5,130	1,025	4,128	0.86	0.36	58%	40,316	39,963	36.6	916	23.9	5.4
		Q3 2013	50	3,974	982	3,090	0.67	0.33	66%	42,073	40,042	32.5	812	15.7	2.8
North America		Q2 2013	50	4,070	868	4,098	0.56	0.34	68%	41,016	43,035	35.0	813	13.5	9.3
		Q1 2013	50	6,474	936	6,468	0.64	0.38	75%	39,421	38,796	31.2	804	10.0	4.9
		Q4 2012	50	3,820	867	3,864	0.68	0.40	70%	41,220	41,371	32.6	788	18.8	5.4
		Q4 2013	100	91	86	-	13.10	-	94%	30,642	30,995	19.0	613	3.2	12.8
		Q3 2013	100	89	91	-	12.50	-	95%	34,601	34,876	21.0	602	3.1	14.8
	Kettle River	Q2 2013	100	96	106	-	13.09	-	94%	45,044	46,015	22.8	495	1.1	18.8
		Q1 2013	100	91	121	-	13.21	-	92%	39,870	39,673	20.3	512	1.2	16.4
		Q4 2012	100	101	87	-	13.96	-	93%	33,548	33,242	15.4	463	4.7	15.1
		Q4 2013	100	457	424	-	11.35	-	92%	153,529	200,141	95.6	478	29.2	39.2
		Q3 2013	100	379	377	-	11.37	-	94%	150,433	120,865	62.2	515	30.0	20.7
Russia	Kupol (4)(5)(8)	Q2 2013	100	318	306	-	11.16	-	94%	121,728	164,627	84.9	516	20.7	27.9
		Q1 2013	100	338	328	-	10.57	-	93%	124,498	83,799	45.9	548	29.0	14.9
		Q4 2012	100	337	329	-	11.89	-	93%	146,535	130,759	62.0	474	21.5	24.6
		Q4 2013	100	14,024	13,874	-	0.37	-	76%	124,694	127,349	113.5	891	70.1	30.2
		Q3 2013	100	14,600	14,306	-	0.39	-	76%	135,548	140,333	108.1	770	39.9	27.6
	Paracatu	Q2 2013	100	13,836	13,451	-	0.37	-	75%	120,247	118,243	101.9	862	25.7	26.3
		Q1 2013	100	13,971	14,068	-	0.37	-	75%	119,891	122,028	101.4	831	14.4	26.1
		Q4 2012	100	15,791	13,692	-	0.39	-	75%	132,114	137,534	109.8	798	61.7	31.5
		Q4 2013	100	107	421	-	0.93	-	72%	16,737	25,392	31.6	1,244	6.2	18.9
		Q3 2013	100	577	1,373	-	0.80	-	86%	43,702	45,340	34.3	757	1.1	25.7
South America	La Coipa (3)	Q2 2013	100	584	1,331	-	0.93	-	88%	48,237	46,574	36.0	773	2.2	29.5
		Q1 2013	100	990	1,400	-	0.97	-	84%	53,729	57,242	40.3	704	1.5	36.8
		Q4 2012	100	1,298	1,421	-	1.07	-	86%	63,429	58,935	43.2	733	8.4	26.8
		Q4 2013	100	5,780	-	4,107	-	0.68	nm	45,595	44,783	54.5	1,217	26.0	14.9
		Q3 2013	100	4,197	-	3,431	-	0.63	nm	38,126	37,800	51.7	1,368	5.3	11.7
	Maricunga	Q2 2013	100	3,807	-	3,659	-	0.53	nm	49,032	55,163	59.3	1,075	10.2	11.0
		Q1 2013	100	4,452	-	3,861	-	0.57	nm	55,062	54,791	59.8	1,091	16.3	32.3
		Q4 2012	100	5,704	-	3,937	-	0.59	nm	64,568	61,046	56.6	927	0.5	5.4
		Q4 2013	100	9,189	636	3,197	2.21	0.56	92%	62,963	64,629	72.5	1,122	105.6	20.4
		Q3 2013	100	6,218	577	3,197	1.83	0.46	93%	51,051	49,455	57.4	1,161	161.8	11.7
	Tasiast	Q2 2013	100	5,314	652	3,838	2.03	0.29	92%	71,047	62,489	66.6	1,066	186.2	28.4
		Q1 2013	100	6,164	639	4,154	1.87	0.35	91%	62,757	68,381	60.2	880	155.6	33.3
		Q4 2012	100	9,522	659	3,681	1.31	0.59	91%	46,051	44,400	47.1	1,061	291.6	23.1
		Q4 2013	90	970	861	-	2.95	-	94%	75,717	78,812	57.8	733	29.2	41.4
West		Q3 2013	90	985	829	-	2.65	-	95%	70,010	69,509	53.1	764	11.6	37.2
Africa	Chirano - 100%	Q2 2013	90	826	854	-	2.50	-	94%	62,545	60,397	50.1	830	27.2	31.7
		Q1 2013	90	1,005	816	-	2.73	-	93%	67,130	69,453	50.7	730	28.1	33.8
		Q4 2012	90	1,311	879	-	3.27	-	94%	86,070	87,724	61.2	698	41.3	45.1
		Q4 2013	90	970	861	-	2.95	-	94%	68,146	70,931	52.0	733	26.3	37.3
		Q3 2013	90	985	829	-	2.65	-	95%	63,009	62,558	47.8	764	10.4	33.5
	Chirano - 90%	Q2 2013	90	826	854	-	2.50	-	94%	56,290	54,357	45.1	830	24.5	28.5
		Q1 2013	90	1,005	816	-	2.73	-	93%	60,417	62,508	45.6	730	25.3	30.4
		Q4 2012	90	1,311	879	-	3.27	-	94%	77,463	78,952	55.1	698	37.2	40.6
(1)	Ore processed is to 100%, production and costs are to Kinross’ account.
(2)
Due to the nature of heap leach operations, recovery rates at Maricunga cannot be accurately measured on a quarterly basis.  Recovery rates at Fort Knox, Round Mountain and Tasiast represent mill recovery only.

(3)	La Coipa silver grade and recovery were as follows: Q4 (2013) 34.94 g/t, 58%; Q3 (2013) 32.03 g/t, 60%; Q2 (2013) 32.45 g/t, 61%; Q1 (2013) 35.61 g/t, 58%; Q4 (2012) 49.45 g/t, 50%
(4)	The Kupol segment includes the Kupol and Dvoinoye mines.
(5)	Kupol silver grade and recovery were as follows: Q4 (2013) 131.91 g/t, 92%; Q3 (2013) 136.33 g/t, 86%; Q2 (2013) 139.03 g/t, 83%; Q1 (2013) 128.44 g/t, 85%; Q4 (2012) 155.53 g/t, 85%
(6)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratios for the quarters presented are as follows: Q4 2013: 61.18:1, Q3 2013: 62.21:1, Q2 2013: 61.14:1, Q1 2013: 54.19:1, Q4 2012: 52.55:1.

(7)	“ Production cost of sales” is equivalent to “ Total cost of sales” per the consolidated financial statements less depreciation, depletion and amortization and impairment charges.
(8)	Dvoinoye ore processed and grade were as follows: Q4 (2013) 26,743 tonnes, 28.15 g/t; Q3 (2013) 13,000 tonnes, 30.03 g/t; Q2 (2013) nil, nil; Q1 (2013) nil, nil; Q4 (2012) nil, nil
(9)	Capital expenditures are presented on a cash basis, consistent with the statement of cash flows.

p. 21 Kinross reports 2013 fourth-quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Proven and Probable Mineral Reserves

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												GOLD
PROVEN AND PROBABLE MINERAL RESERVES (1,3,4,5,6,8,9,10,11)
Kinross Gold Corporation’s Share at December 31, 2013
			Kinross	Proven			Probable			Proven and Probable
Property		Location	Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Fort Knox Area		USA	100.0%	83,804	0.41	1,109	99,307	0.55	1,752	183,111	0.49	2,861
Kettle River		USA	100.0%	428	10.40	143	-	-	-	428	10.40	143
Round Mountain Area		USA	50.0%	16,543	0.74	394	25,604	0.64	525	42,147	0.68	919
SUBTOTAL				100,775	0.51	1,646	124,911	0.57	2,277	225,686	0.54	3,923

SOUTH AMERICA
Cerro Casale	8	Chile	25.0%	57,425	0.65	1,195	241,975	0.59	4,616	299,400	0.60	5,811
Fruta del Norte		Ecuador	100.0%	-	-	-	-	-	-	-	-	-
La Coipa	9	Chile	100.0%	5	0.50	-	-	-	-	5	0.50	-
Lobo Marte	10,11	Chile	100.0%	-	-	-	164,230	1.14	6,028	164,230	1.14	6,028
Maricunga Area		Chile	100.0%	47,429	0.73	1,110	43,166	0.77	1,071	90,595	0.75	2,181
Paracatu		Brazil	100.0%	556,292	0.41	7,371	207,416	0.45	3,030	763,708	0.42	10,401
SUBTOTAL				661,151	0.46	9,676	656,787	0.70	14,745	1,317,938	0.58	24,421

AFRICA
Chirano		Ghana	90.0%	8,644	1.43	398	6,609	4.79	1,017	15,253	2.89	1,415
Tasiast		Mauritania	100.0%	20,567	1.98	1,308	69,148	2.35	5,235	89,715	2.27	6,543
SUBTOTAL				29,211	1.82	1,706	75,757	2.57	6,252	104,968	2.36	7,958

RUSSIA
Dvoinoye		Russia	100.0%	142	16.87	77	1,974	19.23	1,220	2,116	19.07	1,297
Kupol		Russia	100.0%	1,598	8.85	455	5,813	8.70	1,626	7,411	8.73	2,081
SUBTOTAL				1,740	8.85	532	7,787	11.37	2,846	9,527	11.03	3,378

TOTAL GOLD				792,877	0.53	13,560	865,242	0.94	26,120	1,658,119	0.74	39,680

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												SILVER
PROVEN AND PROBABLE MINERAL RESERVES (1,3,4,5,6,8,9)
Kinross Gold Corporation’s Share at December 31, 2013
			Kinross	Proven			Probable			Proven and Probable
Property		Location	Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Round Mountain Area		USA	50.0%	56	9.9	18	6,059	8.7	1,688	6,115	8.7	1,706
SUBTOTAL				56	9.9	18	6,059	8.7	1,688	6,115	8.7	1,706

SOUTH AMERICA
Cerro Casale	8	Chile	25.0%	57,425	1.9	3,522	241,975	1.4	11,150	299,400	1.5	14,672
Fruta del Norte		Ecuador	100.0%	-	-	-	-	-	-	-	-	-
La Coipa	9	Chile	100.0%	5	32.8	5	-	-	-	5	32.8	5
SUBTOTAL				57,430	1.9	3,527	241,975	1.4	11,150	299,405	1.5	14,677

RUSSIA
Dvoinoye		Russia	100.0%	142	20.8	95	1,974	29.1	1,843	2,116	28.5	1,938
Kupol		Russia	100.0%	1,598	118.0	6,063	5,813	109.0	20,377	7,411	111.0	26,440
SUBTOTAL				1,740	118.0	6,158	7,787	88.8	22,220	9,527	92.6	28,378

TOTAL SILVER				59,226	5.1	9,703	255,821	4.3	35,058	315,047	4.4	44,761

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												COPPER
PROVEN AND PROBABLE MINERAL RESERVES (1,3,4,5,6,8)
Kinross Gold Corporation’s Share at December 31, 2013
			Kinross	Proven			Probable			Proven and Probable
Property		Location	Interest	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds
			(%)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)
SOUTH AMERICA
Cerro Casale	8	Chile	25.0%	57,425	0.19	240	241,975	0.23	1,204	299,400	0.22	1,444
SUBTOTAL				57,425	0.19	240	241,975	0.23	1,204	299,400	0.22	1,444

TOTAL COPPER				57,425	0.19	240	241,975	0.23	1,204	299,400	0.22	1,444

p. 22 Kinross reports 2013 fourth-quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Measured and Indicated Mineral Resources (excludes Proven and Probable Reserves)

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												GOLD
MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDES PROVEN AND PROBABLE MINERAL RESERVES) (2,3,4,5,6,7,8,9,10)
Kinross Gold Corporation’s Share at December 31, 2013
			Kinross	Measured			Indicated			Measured and Indicated
Property		Location	Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Fort Knox Area		USA	100.0%	8,438	0.40	108	69,712	0.46	1,039	78,150	0.46	1,147
Kettle River		USA	100.0%	-	-	-	109	7.30	26	109	7.42	26
Round Mountain Area		USA	50.0%	12,019	0.94	364	26,096	0.64	539	38,115	0.74	903
White Gold Area		Yukon	100.0%	-	-	-	9,788	2.67	840	9,788	2.67	840
SUBTOTAL				20,457	0.72	472	105,705	0.72	2,444	126,162	0.72	2,916

SOUTH AMERICA
Cerro Casale	8	Chile	25.0%	5,997	0.29	56	70,195	0.35	788	76,192	0.34	844
Fruta del Norte		Ecuador	100.0%	-	-	-	-	-	-	-	-	-
La Coipa	9	Chile	100.0%	10,646	1.58	541	2,843	1.10	100	13,489	1.48	641
Lobo Marte	10	Chile	100.0%	-	-	-	34,052	0.83	908	34,052	0.83	908
Maricunga Area		Chile	100.0%	23,342	0.68	508	103,618	0.66	2,193	126,960	0.66	2,701
Paracatu		Brazil	100.0%	215,040	0.31	2,111	325,135	0.39	4,069	540,175	0.36	6,180
SUBTOTAL				255,025	0.39	3,216	535,843	0.47	8,058	790,868	0.44	11,274

AFRICA
Chirano		Ghana	90.0%	2,488	2.11	169	5,502	2.56	453	7,990	2.42	622
Tasiast		Mauritania	100.0%	67,351	0.58	1,248	193,078	1.06	6,559	260,429	0.93	7,807
SUBTOTAL				69,839	0.63	1,417	198,580	1.10	7,012	268,419	0.98	8,429
RUSSIA
Dvoinoye		Russia	100.0%	-	-	-	150	6.98	34	150	6.98	34
SUBTOTAL				-	-	-	150	6.98	34	150	6.98	34

TOTAL GOLD				345,321	0.46	5,105	840,278	0.65	17,548	1,185,599	0.59	22,653

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												SILVER
MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDES PROVEN AND PROBABLE MINERAL RESERVES) (2,3,4,5,6,7,8,9)
Kinross Gold Corporation’s Share at December 31, 2013
			Kinross	Measured			Indicated			Measured and Indicated
Property		Location	Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Gold Hill		USA	50.0%	24	8.1	6	2,894	6.7	623	2,918	6.7	629
Round Mountain		USA	50.0%	-	-	-	-	-	-	-	-	-
Round Mountain Area		USA	50.0%	24	8.1	6	2,894	6.7	623	2,918	6.7	629
SUBTOTAL				24	8.1	6	2,894	6.7	623	2,918	6.7	629

SOUTH AMERICA
Cerro Casale	8	Chile	25.0%	5,997	1.2	238	70,195	1.1	2,414	76,192	1.1	2,652
Fruta del Norte		Ecuador	100.0%	-	-	-	-	-	-	-	-	-
La Coipa	9	Chile	100.0%	10,646	48.7	16,676	2,843	30.5	2,787	13,489	44.9	19,463
SUBTOTAL				16,643	31.6	16,914	73,038	2.2	5,201	89,681	7.7	22,115

RUSSIA
Dvoinoye		Russia	100.0%	-	-	-	150	12.4	60	150	12.4	60
SUBTOTAL				-	-	-	150	12.4	60	150	12.4	60

TOTAL SILVER				16,667	31.6	16,920	76,082	2.4	5,884	92,749	7.6	22,804

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												COPPER
MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDES PROVEN AND PROBABLE MINERAL RESERVES) (2,3,4,5,6,7,8)
Kinross Gold Corporation’s Share at December 31, 2013
			Kinross	Measured			Indicated			Measured and Indicated
Property		Location	Interest	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds
			(%)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)
SOUTH AMERICA
Cerro Casale	8	Chile	25.0%	5,997	0.12	16	70,195	0.16	247	76,192	0.16	263
SUBTOTAL				5,997	0.12	16	70,195	0.16	247	76,192	0.16	263

TOTAL COPPER				5,997	0.12	16	70,195	0.16	247	76,192	0.16	263

p. 23 Kinross reports 2013 fourth-quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Inferred Mineral Resources

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT						GOLD
INFERRED MINERAL RESOURCES (2,3,4,5,6,7,8,9,10)
Kinross Gold Corporation’s Share at December 31, 2013
			Kinross	Inferred
Property		Location	Interest	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)
NORTH AMERICA
Gil		USA	100.0%	1,348	0.75	33
Fort Knox Pit		USA	100.0%	9,219	0.48	143
Fort Knox Area		USA	100.0%	10,567	0.52	176
Kettle River		USA	100.0%	15	8.15	4
Gold Hill		USA	50.0%	126	0.33	1
Round Mountain		USA	50.0%	24,390	0.55	432
Round Mountain Area		USA	50.0%	24,516	0.55	433
Golden Saddle		Yukon	100.0%	2,166	1.79	125
Arc		Yukon	100.0%	-	-	-
White Gold Area		Yukon	100.0%	2,166	1.79	125
SUBTOTAL				37,264	0.62	738
SOUTH AMERICA
Cerro Casale	8	Chile	25.0%	125,859	0.37	1,498
Fruta del Norte		Ecuador	100.0%	-	-	-
La Coipa	9	Chile	100.0%	2,676	3.31	285
Lobo Marte	10	Chile	100.0%	112,767	0.78	2,834
Pancho		Chile	100.0%	6,137	0.56	111
Verde		Chile	100.0%	7,835	0.57	144
Maricunga Area		Chile	100.0%	13,972	0.57	255
Paracatu		Brazil	100.0%	3,239	0.27	28
SUBTOTAL				258,513	0.59	4,900
AFRICA
Chirano		Ghana	90.0%	1,611	3.06	158
Tasiast		Mauritania	100.0%	14,146	1.46	664
SUBTOTAL				15,757	1.62	822
RUSSIA
Dvoinoye		Russia	100.0%	130	9.21	38
Kupol		Russia	100.0%	400	13.90	179
SUBTOTAL				530	12.73	217
TOTAL GOLD				312,064	0.67	6,677

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT						SILVER
INFERRED MINERAL RESOURCES (2,3,4,5,6,7,8,9)
Kinross Gold Corporation’s Share at December 31, 2013
			Kinross		Inferred
Property		Location	Interest	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)
NORTH AMERICA
Gold Hill		USA	50.0%	126	3.0	12
Round Mountain		USA	50.0%	-	-	-
Round Mountain Area		USA	50.0%	126	3.0	12
SUBTOTAL				126	3.0	12

SOUTH AM ERICA
Cerro Casale	8	Chile	25.0%	125,859	1.0	4,189
Fruta del Norte		Ecuador	100.0%	-	-	-
La Coipa	9	Chile	100.0%	2,676	51.1	4,395
SUBTOTAL				128,535	2.1	8,584

RUSSIA
Dvoinoye		Russia	100.0%	130	25.1	105
Kupol		Russia	100.0%	400	214.0	2,752
SUBTOTAL				530	167.8	2,857
TOTAL SILVER				129,191	2.8	11,453

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT						COPPER
INFERRED MINERAL RESOURCES (2,3,4,5,6,7,8)
Kinross Gold Corporation’s Share at December 31, 2013
			Kinross	Inferred
Property		Location	Interest	Tonnes	Grade	Pounds
			(%)	(kt)	(%)	(Mlb)
SOUTH AMERICA
Cerro Casale	8	Chile	25.0%	125,859	0.19	526
SUBTOTAL				125,859	0.19	526

p. 24 Kinross reports 2013 fourth-quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Mineral Reserve and Mineral Resource Statement Notes

(1) Unless otherwise noted, the Company’s mineral reserves are estimated using appropriate cut-off grades based on an assumed gold price of $US 1,200 per ounce, a silver price of $US 22.00 per ounce and a copper price of $US $3.00 per pound. Mineral reserves are estimated using appropriate process recoveries, operating costs and mine plans that are unique to each property and include estimated allowances for dilution and mining recovery. Mineral reserves are reported in contained units and are estimated based on the following foreign exchange rates:

Russian Ruble to $US 33
Chilean Peso to $US 505
Brazilian Real to $US 2.27
Ghanaian Cedi to $US 2.00
Mauritanian Ouguiya to $US 290

(2) Unless otherwise noted, the Company’s mineral resources are estimated using appropriate cut-off grades based on a gold price of $US 1,400 per ounce, a silver price of $US 26.00 per ounce, a copper price of $US $3.25 per pound and the following foreign exchange rates:

Russian Ruble to $US 32
Chilean Peso to $US 500
Brazilian Real to $US 2.00
Ghanaian Cedi to $US 2.00
Mauritanian Ouguiya to $US 300

(3) The Company’s mineral reserves and mineral resources as at December 31, 2013 are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum’s “CIM Definition Standards - For Mineral Resources and Mineral Reserves” in accordance with the requirements of Canadian National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”). Mineral reserve and mineral resource estimates reflect the Company’s reasonable expectation that all necessary permits and approvals will be obtained and maintained.

(4) Cautionary note to U.S. Investors concerning estimates of mineral reserves and mineral resources. These estimates have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States’ securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum’s (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Guide 7 (“SEC Guide 7”) under the United States Securities Act of 1933, as amended. Under SEC Guide 7, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101 and recognized by Canadian securities laws but are not defined terms under SEC Guide 7 or recognized under U.S. securities laws.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be upgraded to mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever by upgraded to a higher category. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Accordingly, these mineral reserve and mineral resource estimates and related information may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal laws and the rules and regulations thereunder, including SEC Guide 7.

(5) Except as provided in Note (8), the Company’s mineral resource and mineral reserve estimates were prepared under the supervision of Mr. John Sims, an officer of Kinross, who is a qualified person as defined by NI 43-101.

(6) The Company’s normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate mineral reserves and mineral resources.  Independent data verification has not been performed.

(7) Mineral resources that are not mineral reserves do not have to demonstrate economic viability. Mineral resources are subject to infill drilling, permitting, mine planning, mining dilution and recovery losses, among other things, to be converted into mineral reserves. Due to the uncertainty associated with inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to indicated or measured mineral resources, including as a result of continued exploration.

(8) Estimates for the Cerro Casale project are based on a project update completed in the first half of 2011 and have been updated to reflect current assumptions below. Mineral reserves and mineral resources are estimated using appropriate cut-off grades based on the following commodity prices and foreign exchange rates:

Mineral reserves - Gold price of $US 1,100 per ounce, Silver price of $US 21.00 per ounce, Copper price of $US 3.00 per pound, Chilean Peso to $US 505

Mineral resources - Gold price of $US 1,500 per ounce, Silver price of $US 24.00 per ounce, Copper price of $US 3.50 per pound, Chilean Peso to $US 500

(9) Includes mineral reserves and mineral resources from the Puren deposit in which the Company holds a 65% interest.

p. 25 Kinross reports 2013 fourth-quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

(10) The mineral resources and mineral reserves for Lobo-Marte are based on the pre-feasibility study completed by the Company in 2010.

(11) The mineral reserve estimates presented herein comply with the reserve categories of SEC Guide 7 published by the SEC except for mineral reserve estimates at Lobo-Marte, which are based on the pre-feasibility study completed in 2010. For mineral reserve estimates under NI 43-101, a pre-feasibility study is sufficient, however for reserves under SEC Guide 7, a feasibility study is required.

p. 26 Kinross reports 2013 fourth-quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Mineral Reserve and Mineral Resource Definitions

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

p. 27 Kinross reports 2013 fourth-quarter and year-end results	www.kinross.com